Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund December 2016 Update
January 20, 2017

Supplement dated January 20, 2017 to Prospectus dated April 29, 2016
Class	Dec ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.21%	-0.78%	$9.57M	$1,084.251
B	2.16%	-1.48%	$99.13M	$890.740
Legacy 1	2.41%	1.41%	$1.29M	$849.345
Legacy 2	2.39%	1.14%	$0.47M	$831.551
Global 1	2.47%	2.58%	$33.86M	$838.818
Global 2	2.42%	2.51%	$2.06M	$823.190
Global 3	2.27%	0.80%	$19.00M	$719.356

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened in anticipation of potentially revised fiscal and monetary policy initiatives.  The British pound and euro weakened on rising concern about Italian financial stability.  The Japanese yen declined following the U.S. interest rate hike and on key consumer indicators which pointed to continuing weakness in inflation and spending.

Energy:  Crude oil prices moved higher after OPEC agreed to cut production and non-OPEC members, including Russia, also offered to reduce their production.  Natural gas and heating oil prices rose due to forecasts for colder weather.

Equities:  Global equities markets rose, particularly in the Eurozone.  Weakness in the euro, signs of global reflation, and an accommodative European Central Bank monetary policy supported positive performance in the FTSE and DAX indices.

Fixed Income:  U.S. fixed income markets declined after the Federal Reserve raised interest rates.  Domestic fixed income instruments moved lower at a slower pace than the previous two months and prices stabilized at year-end.

Grains/Foods:  Corn and wheat prices rose as the dollar weakened.  Soybean markets declined on improving crop prospects in South America.  Coffee prices fell as growing conditions improved in Brazil’s arabica growing regions.  Cocoa markets declined over 10% on elevated supplies and reduced demand.

Metals:  Precious metal prices declined after the Federal Reserve raised interest rates.  Base metal prices decreased as imports to China fell and forecasts for future demand weakened.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$7,515,781	$13,806,126
Change In Unrealized Income (Loss)	-2,828,208	-209,105
Brokerage Commission	-60,830	-1,089,506
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-153,671	-1,840,276
Change in Accrued Commission	1,871	22,718
Net Trading Income (Loss)	4,474,943	10,689,957

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$70,197	$869,032
Interest, Other	38,536	447,464
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	4,583,676	12,006,453

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	128,366	771,804
Operating Expenses	35,530	493,714
Organization and Offering Expenses	41,026	571,408
Brokerage Expenses	658,174	9,505,888
Dividend Expenses	0	0
Total Expenses	863,096	11,342,814

Net Income (Loss)	$3,720,580	$663,639

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$165,776,176	$213,734,838
Additions	30,000	240,450
Net Income (Loss)	3,720,580	663,639
Redemptions	-4,161,818	-49,273,989
Balance at December 31, 2016	$165,364,938	$165,364,938

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,084.251	8,827.94696	$9,571,706	2.21%	-0.78%
B	$890.740	111,286.78110	$99,127,541	2.16%	-1.48%
Legacy 1	$849.345	1,516.51370	$1,288,044	2.41%	1.41%
Legacy 2	$831.551	563.96399	$468,965	2.39%	1.14%
Global 1	$838.818	40,364.52858	$33,858,500	2.47%	2.58%
Global 2	$823.190	2,496.40346	$2,055,016	2.42%	2.51%
Global 3	$719.356	26,405.77674	$18,995,167	2.27%	0.80%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership